EX-99.77C - MATTER SUBMITTED TO A VOTE OF SECURITY HOLDERS
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     1) At a special meeting of shareholders of Goldman Sachs Trust held on
August 3, 2007, a vote was held to approve a change in the Goldman Sachs Concentrated International Equity Fund's subclassification under the Investment Company Act of 1940, as amended, from "diversified" to "non-diversified" and to eliminate a related investment restriction. The Goldman Sachs Concentrated International Equity Fund shareholders voted as follows:

       For         Against     Abstain     Broker Non-Votes
     10,097,613    379,257     289,284        8,977,094

     This proposal did not receive enough shareholder votes to pass, and therefore the Goldman Sachs Concentrated International Equity Fund continues to operate as a diversified Fund.

     2) Pursuant to a Consent of the Sole Shareholder of the Goldman Sachs Emerging Markets Equity Fund (the "Fund") dated June 27, 2007, The Goldman Sachs Group, Inc., as sole shareholder of the Fund, consented to and took the following actions in writing in lieu of a meeting: (i) approved the Management Agreement by and between Goldman Sachs Trust on behalf of the Fund and Goldman Sachs Asset Management International, as amended; and (ii) approved the investment objective and fundamental investment restrictions of the Fund as set forth in the Fund's Prospectuses and Statement of Additional Information dated June 12, 2007.